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                                                                  Exhibit (a)(7)

FOR IMMEDIATE RELEASE

From:                                  Contact:
    San Juan Partners, L.L.C.                 Morrow & Co. Inc
    c/o O'Sullivan Oil & Gas                  909 Third Avenue
      Company, Inc.                           20th Floor
    910 Travis Street                         New York, New York 10022
    Suite 2150                                (212) 754-8000
    Houston, Texas 77002                      Banks and Brokerage Firms
    Contact: Scott W. Smith                     please call: (800) 662-5200
    (713) 759-2030                            Toll Free: (800) 566-9061



       SAN JUAN PARTNERS, L.L.C. ANNOUNCES COMMENCEMENT OF CASH TENDER
              OFFER FOR 5,446,860 UNITS OF BENEFICIAL INTEREST OF
                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST


HOUSTON, TX, January 20, 1998 -- San Juan Partners, L.L.C., a Texas limited liability company ("San Juan"), announced that it has commenced a tender offer (the "Offer") today for 5,446,860 Units of Beneficial Interest of Burlington Resources Coal Seam Gas Royalty Trust (NYSE:BRU) (the "Trust") at $8.25 per Unit net in cash to the seller, without interest. The Offer will expire at 12:00 midnight New York City time on February 17, 1998, unless extended.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer 5,446,860 Units, or such greater or lesser number of Units that, together with the Units owned by San Juan, would constitute 67% of the outstanding Units as of the date the Units are accepted for payment by San Juan pursuant to the Offer.

San Juan has previously acquired 449,140 Units, representing approximately 5.1% of the 8.8 million Units currently outstanding.

The purpose of the Offer is to acquire, together with Units already owned by San Juan, 67% of the outstanding Units as the first step in effecting the termination of the Trust, at which time the assets of the Trust would be liquidated and sold as then required by the terms of the Trust Agreement, among Meridian Oil Production Inc., Burlington Resources Inc., Mellon Bank (DE) National Association and NationsBank of Texas, N.A., dated May 1, 1993 (the "Trust Agreement"), and the eventual distribution to the Unit holders of the proceeds from the sale of the assets of the Trust. Pursuant to the Trust Agreement, the affirmative vote by the holders of not less than 66-2/3% of all of the Units outstanding shall be required to terminate the Trust.

Jefferies & Company, Inc. will act as Dealer Manager for the Offer. Offering materials will be available from Jefferies & Company, Inc. or from Morrow & Co., Inc., the Information Agent.